SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        ACCEL International Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  004299 10 3
-------------------------------------------------------------------------------
                                (CUSIP Number)

                            William H. Cuddy, Esq.
                            Day, Berry & Howard LLP
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 19, 1998
     -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                               (Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 004299 10 3                 13D                   Page 2 of 11 pages


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Chase Insurance Corporation
           06-1388731

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut


                  7    SOLE VOTING POWER
  NUMBER OF            0 shares
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0 shares

                 10    SHARED DISPOSITIVE POWER
                       0 shares

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%

 14        TYPE OF REPORTING PERSON*
           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

              AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part its Statement on Schedule 13D dated February 10, 1998 (the "Prior Schedule 13D"), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This Amendment amends only those portions of the information previously reported that have changed since the prior filing.

     The reporting person is the general partner of Insurance Holdings Limited Partnership ("IHLP"). The reporting person's beneficial ownership of Common Stock existed only to the extent that the reporting person shared voting or dispositive power with respect to the shares of Common Stock owned by IHLP by reason of the reporting person's affiliation with IHLP.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     As more fully described in the Prior Schedule 13D, IHLP had previously borrowed 335,000 shares of Common Stock from Rhoda L. Chase pursuant to a letter agreement dated December 15, 1995, between IHLP and Rhoda L. Chase, as modified by letter agreements dated July 31, 1997 and January 14, 1998, between IHLP and Rhoda L. Chase (the "Loan Agreement"). The terms of the Loan Agreement are more fully described in the Prior Schedule 13D. On January 19, 1999, IHLP returned to Rhoda L. Chase the 335,000 shares which it had borrowed under such agreement. The 335,000 shares of Common Stock returned to Rhoda L. Chase were deposited by Rhoda L. Chase into her brokerage account to which the Trading Authorization (the "RLC Trading Authorization") described in the Prior Schedule 13D relates. Rhoda L. Chase is the sole shareholder of the reporting person.

     As more fully described in the Prior Schedule 13D, on December 24, 1997, Rhoda L. Chase loaned 1,000,000 shares of Common Stock to David T. Chase, the President and a Director of the reporting person, pursuant to a loan agreement (the "DTC Loan Agreement") dated December 24, 1997, between Rhoda L. Chase and David T. Chase. On April 1, 1998, David T. Chase returned 120,000 of such shares to Rhoda L. Chase. The terms of the DTC Loan Agreement are more fully described in the Prior Schedule 13D. The 120,000 shares of Common Stock returned to Rhoda L. Chase by David T. Chase were deposited by Rhoda L. Chase into the brokerage account to which the RLC Trading Authorization relates.

Item 4.   PURPOSE OF TRANSACTION

     The reporting person does not beneficially own any shares of Common Stock. David T. Chase, Arnold L. Chase (an Executive Vice President and Director of the reporting person), Rhoda L. Chase and John P. Redding (a Vice President of the reporting person) are each holding the shares of Common Stock owned by them for investment purposes. David T. Chase has pledged the 880,000 shares of Common Stock loaned to him by Rhoda L. Chase to secure a loan with Comerica Bank pursuant to a security agreement
(the "Security Agreement") dated December 30, 1997. The terms of the Security Agreement are more fully described in the Prior Schedule 13D. Based on their ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to them, offers for their shares of Common Stock, general economic conditions and other future developments, each of David T. Chase, Arnold L. Chase, Rhoda L. Chase and John P. Redding may decide to sell, seek the sale of or otherwise transfer, or pledge or continue to pledge or otherwise encumber all or part of their present or future beneficial holdings of Common Stock, or may decide to borrow or acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means. Any such transactions may be effected at any time and from time to time.

     Other than the above, as of the date hereof, the reporting person, and the executive officers, directors and controlling persons of the reporting person do not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ACCEL or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, the reporting person beneficially owns no shares of Common Stock, or 0.0% of the 8,552,820 shares of Common Stock reported to be outstanding as of October 31, 1998 (as reported in ACCEL's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998). Information with respect to the Common Stock owned by the executive officers, directors and controlling persons of the reporting person is set forth on Schedule I hereto, which is incorporated herein by reference, and in the following paragraph.

     This statement does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of (i) the 1,167,824 shares of Common Stock, or 13.7% of the shares of Common Stock reported to be outstanding as of October 31, 1998, owned by Arnold L. Chase, an Executive Vice President and Director of the reporting person, (ii) the 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of October 31, 1998, owned by Sandra M. Chase, a limited partner of IHLP and the spouse of Arnold L. Chase, (iii) the 1,167,824 shares of Common Stock, or 13.7% of the shares of Common Stock reported to be outstanding as of October 31, 1998, owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase (a limited partner of IHLP and an Executive Vice President and Director of the reporting person) and her children are the beneficiaries, (iv) the 7,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of October 31, 1998, currently issuable upon the exercise of options held by David T. Chase, President and a Director of the reporting person, (v) the 2,000,000 shares of Common Stock, or 23.4% of the shares of Common Stock reported to be outstanding as of October 31, 1998, owned by Rhoda L. Chase, a limited partner of IHLP and the owner of all of the capital stock of the reporting person, or (vi) the 1,000 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of October 31, 1998, currently issuable upon the exercise of options held by John P. Redding, Vice President of the reporting person. David T. Chase may be deemed to be a beneficial owner of the 1,167,824 shares of Common Stock referred to in clause (i) of the immediately preceding sentence, the 1,167,824 shares of Common Stock referred to in clause (iii) of the immediately preceding sentence and the 2,000,000 shares of Common Stock referred to in clause (v) of the immediately preceding sentence. David T. Chase and Rhoda L. Chase are husband and wife and are the parents of Arnold L. Chase and Cheryl A. Chase.

     (b) The reporting person does not have the sole or shared power to vote, direct the voting of, dispose of, or direct the disposition of, any shares of Common Stock.

     As described in greater detail in the Prior Schedule 13D and in Item 6 hereof, David T. Chase has the sole power to vote, direct the vote of, dispose of, and direct the disposition of the 880,000 shares of Common Stock he has borrowed from Rhoda L. Chase during the term of the DTC Loan Agreement. Upon the exercise of any of his currently exercisable options for 7,500 shares of Common Stock, David T. Chase will have the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock received by him as a result of such exercise. David T. Chase shares the power to dispose or to direct the disposition of (i) 1,120,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust with the Trust.

     Arnold L. Chase has the sole power to vote or to direct the vote of the 1,167,824 shares of Common Stock owned by him. Arnold L. Chase shares the power to dispose or to direct the disposition of the 1,167,824 shares of Common Stock owned by him with David T. Chase.

     Rhoda L. Chase has the sole power to vote or to direct the vote of the 2,000,000 shares of Common Stock owned by her, except to the extent that she has temporarily transferred to David T. Chase the sole power to vote or to direct the vote of the 880,000 shares of Common Stock on loan to David
T. Chase during the term of the DTC Loan Agreement, as described in greater detail in the Prior Schedule 13D and in Item 6 hereof. Rhoda L. Chase shares the power to dispose or to direct the disposition of 1,120,000 of the shares of Common Stock owned by her with David T. Chase. Rhoda L. Chase has the sole power to dispose or to direct the disposition of 880,000 of the shares of Common Stock owned by her, except to the extent that she has temporarily transferred to David T. Chase the sole power to dispose or to direct the disposition of such shares of Common Stock during the term of the DTC Loan Agreement, as described in greater detail in the Prior
Schedule 13D and in Item 6 hereof.

     Upon the exercise of any of his currently exercisable options for 1,000 shares of Common Stock, John P. Redding will have the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock received by him as a result of such exercise.

     The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Trust has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) To the reporting person's knowledge, no transactions in the Common Stock were effected by or on behalf of the reporting person, or any of its directors, executive officers or controlling persons during the past 60 days other than the transactions described in Item 3.

     (d)  As described in greater detail in the Prior Schedule 13D and in
Item 6 hereof, each of Rhoda L. Chase and David T. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 880,000 shares of Common Stock David T. Chase has borrowed from Rhoda L. Chase during the term of the DTC Loan Agreement. Upon the exercise of any of his currently exercisable options for 7,500 shares of Common Stock, David T. Chase will have the sole right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock received by him as a result of such exercise. Each of David T. Chase and, with respect to (i) 1,120,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, such shares of Common Stock beneficially owned by David T. Chase. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by David T. Chase.

     Each of David T. Chase and Arnold L. Chase has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by Arnold L. Chase. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Arnold L. Chase.

     Each of David T. Chase and Rhoda L. Chase has the power to direct the dividends from, and the proceeds from the sale of, 1,120,000 of the shares of Common Stock owned by Rhoda L. Chase. As described in greater detail in the Prior Schedule 13D and in Item 6 hereof, each of David T. Chase and Rhoda L. Chase may be deemed to have the right, during the term of the DTC Loan Agreement, to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the 880,000 shares of Common Stock loaned by Rhoda L. Chase to David T. Chase. No other person, other than Rhoda L. Chase, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Rhoda L. Chase.

     Upon the exercise of any of his currently exercisable options for 1,000 shares of Common Stock, John P. Redding will have the sole right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock received by him as a result of such exercise.

     (e) On January 19, 1999, the reporting person ceased to be a beneficial owner of any shares of Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in greater detail in the Prior Schedule 13D, IHLP previously borrowed 335,000 shares of Common Stock from Rhoda L. Chase pursuant to the Loan Agreement. These shares were pledged by IHLP to Comerica Bank to secure a term loan facility pursuant to a Letter Agreement, Term Note and Security Agreement, each dated December 22, 1995 (collectively, the "Term Loan Documents"), as described in greater detail in the Prior Schedule 13D. Such loan was paid in full, and the pledge was released on January 6, 1999. On January 19, 1999, IHLP returned to
Rhoda L. Chase the 335,000 shares of Common Stock which were on loan pursuant to the Loan Agreement. Such shares of Common Stock were deposited by Rhoda L. Chase into the brokerage account to which the RLC Trading Authorization relates.

     The foregoing description of the Loan Agreement, the Term Loan Documents and the RLC Trading Authorization is subject to, and qualified in its entirety by reference to, the Loan Agreement, the Term Loan Documents and the RLC Trading Authorization, each of which has been filed as an exhibit to the Prior Schedule 13D.

     As described in greater detail in the Prior Schedule 13D, Rhoda L. Chase has previously loaned David T. Chase 1,000,000 shares of Common Stock pursuant to the DTC Loan Agreement. David T. Chase has pledged these shares to secure a loan with Comerica Bank pursuant to the Security Agreement and a related Notice to Financial Intermediary of Security Interest in Securities and Brokerage Account dated December 30, 1997 (together, the "DTC Pledge Documents"), as described in greater detail in the Prior Schedule 13D. On April 1, 1998, 120,000 shares of Common Stock were released from such pledge and David T. Chase returned such shares of Common Stock to Rhoda L. Chase. The 120,000 shares of Common Stock returned by David T. Chase to Rhoda L. Chase were deposited by Rhoda L. Chase into the brokerage account to which the RLC Trading Authorization relates. 880,000 shares of Common Stock remain on loan from Rhoda L. Chase to David T. Chase pursuant to the DTC Loan Agreement, and pledged by David T. Chase to Comerica Bank pursuant to the DTC Pledge Documents. The terms of the DTC Loan Agreement and the DTC Pledge Documents, described in greater detail in the Prior Schedule 13D, otherwise remain unchanged.

     The foregoing description of the DTC Loan Agreement, the DTC Pledge Documents and the RLC Trading Authorization is subject to, and is qualified in its entirety by reference to, the DTC Loan Agreement, the DTC Pledge Documents and the RLC Trading Authorization, each of which has been filed as an exhibit to the Prior Schedule 13D.

     As described in greater detail in the Prior Schedule 13D, each non-employee director of ACCEL, including David T. Chase and John P. Redding, is granted options to purchase shares of Common Stock under the ACCEL International Corporation 1996 Stock Incentive Plan (the "Plan"). On June 16, 1998, the stockholders of ACCEL approved amendments to the Plan (the "First Amendments to the Plan"), which, among other things, increased the number of shares of Common Stock for which options are granted to non-employee directors. Under the Plan, as amended, each person who becomes a director of ACCEL is granted, upon his initial appointment or election as a director, the option to purchase 10,000 (instead of 2,000, prior to the amendment) shares of Common Stock, and each non-employee director of ACCEL (other than a non-employee director who first became a director during the period following the immediately preceding annual meeting of stockholders of ACCEL) is granted, at each annual meeting of stockholders of ACCEL, the option to purchase 10,000 (instead of 1,000, prior to the amendment) shares of Common Stock. The Board of Directors of ACCEL adopted further amendments to the Plan (the "Second Amendments to the Plan") in November, 1998. These amendments provide for increased transferability of options granted under the Plan. The description of the Plan contained in the Prior
Schedule 13D is otherwise unaffected by the amendments to the Plan.

     David T. Chase was granted options to purchase 10,000 shares of Common Stock, none of which are currently exercisable, pursuant to the Plan and to a Stock Option Agreement (the "David T. Chase Stock Option Agreement") dated June 16, 1998, between David T. Chase and ACCEL. John P. Redding was granted options to purchase 10,000 shares of Common Stock, none of which are currently exercisable, pursuant to the Plan and to a Stock Option Agreement (the "John P. Redding Stock Option Agreement") dated June 16, 1998, between John P. Redding and ACCEL. Each such option will become exercisable as to 50% of the shares of Common Stock subject to it on the first anniversary of the date it was granted and as to the remaining shares of Common Stock on the second anniversary of the date it was granted. The exercise price for each such option is $3.21875 per share. Each such option will expire ten years after the date it was granted or, if earlier, 180 days after the grantee ceases to be a director of ACCEL.

     The foregoing description of the Plan, the First Amendments to the Plan, the Second Amendments to the Plan, the David T. Chase Stock Option Agreement, the John P. Redding Stock Option Agreement and the options granted thereunder is subject to, and is qualified in its entirety by reference to, the Plan, which has been filed as an exhibit to the Prior
Schedule 13D, and the First Amendments to the Plan, the Second Amendments to the Plan, the David T. Chase Stock Option Agreement and the John P. Redding Stock Option Agreement, which are each filed as exhibits to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, including the Prior Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)
(3) of the Exchange Act and Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  First Amendments to the Plan

     (2)  Second Amendments to the Plan

     (3)  David T. Chase Stock Option Agreement

     (4)  John P. Redding Stock Option Agreement

                             SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 25, 1999


                                   CHASE INSURANCE CORPORATION



                                   By: /s/ Cheryl A. Chase
                                       -------------------------------
                                       Name: Cheryl A. Chase
                                       Title: Executive Vice President


                                                             SCHEDULE I
                                        IDENTITY AND BACKGROUND OF THE EXECUTIVE OFFICERS,
                                 DIRECTORS AND CONTROLLING PERSONS OF CHASE INSURANCE CORPORATION

                                                                                                    Aggregate #
                                                                                                    of Shares of     Percentage of
                         Residence or         Principal Occupation          Title With              Common Stock     Common Stock
     Name              Business Address           or Employment          Reporting Person              Owned             Owned
----------------------------------------------------------------------------------------------------------------------------------
David T. Chase      C/O Chase Enterprises    Chairman of the Board of  President and Director       4,383,148{2}        50.8%
                    One Commercial Plaza,    Directors and President
                    Hartford, CT 06103       of D.T. Chase
                                             Enterprises, Inc.
                                             ("DTCE"){1}

Arnold L. Chase     C/O Chase Enterprises    Executive Vice President  Executive Vice               1,167,824           13.7%
                    One Commercial Plaza,    and Director of DTCE      President and Director
                    Hartford, CT 06103

Cheryl A. Chase     C/O Chase Enterprises    Executive Vice President, Executive Vice                    None              0%
                    One Commercial Plaza,    General Counsel and       President and Director
                    Hartford, CT 06103       Director of DTCE

John P. Redding     C/O Chase Enterprises    Senior Vice President of  Vice President                   1,000{3}        <0.1%
                    One Commercial Plaza,    David T. Chase
                    Hartford, CT 06103       Enterprises, Inc. and
                                             Vice President of DTCE

Rhoda L. Chase      96 High Ridge Road       Not applicable            None{4}                      2,000,000{5}        23.4%
                    West Hartford, CT 06117



**FOOTNOTES**

        {1}    DTCE is a holding company for various Chase Family Interests.
Its principal business address is: One Commercial Plaza, Hartford, Connecticut 06103.

        {2}    Includes 1,167,824 shares owned by Arnold L. Chase, 1,167,824 shares owned by The Darland Trust, and 1,120,000 shares owned by Rhoda L. Chase as to which David T. Chase shares dispositive power; 7,500 shares of Common Stock currently issuable upon the exercise of options held by David T. Chase; and 880,000 shares of Common Stock on loan from Rhoda L. Chase.

        {3}    These shares are currently issuable upon the exercise of options held by John P. Redding.

        {4}    Rhoda L. Chase owns all of the outstanding capital stock of the reporting person.

        {5}    Includes 880,000 shares of Common Stock on loan to David T.
Chase.